GLOBALTEX INDUSTRIES INC.
#501 - 535 THURLOW STREET
VANCOUVER, B.C.  V6E 2S9
TELEPHONE:  (604) 682-4678
FAX:  (604) 682-4698

December 14, 2001

MARK SMITH
5090 Warwick Terrace
Pittsburgh, PA, U.S.A.  15213

Dear Sir:

Debt Settlement Agreement

We write to you in connection with the Loan Agreement between Globaltex Industries Inc. (the "Borrower"), yourself ("Smith"), The R. Smith Templeton Foundation (the "Smith Foundation") and The Rockside Foundation (the "Rockside Foundation") dated December 15, 2000 (the "Loan Agreement") pursuant to which Smith, Smith Foundation and Rockside Foundation loaned $4.0 million to the Borrower (the "Loan"), and in your personal capacity and your capacity as the Principal Lender (as defined in the Loan Agreement) acting for and on behalf of Smith Foundation and Rockside Foundation. We confirm that we have received your agreement in principal to the subject matter of this letter agreement (the "Agreement") as indicated by your acceptance of the letter agreement between Smith and the Borrower dated December 14, 2001.

References to this Agreement include Exhibits A and B to this Agreement, and this Agreement is made subject to the terms, conditions, representations and warranties set out in Exhibits A and B.

We understand the beneficial interests of each of Smith, Smith Foundation and Rockside Foundation (collectively the "Lenders" and each a "Lender") in the Loan are as described in Exhibit A to this Agreement.

We hereby offer to settle the total outstanding amount of the Loan, being a total of $4.0 million by way of the issuance of 5,714,285 Common shares of the Borrower at a deemed issue price of $0.70 per Common share.

This Agreement is subject to the necessary regulatory approvals (including, but not limited to the acceptance of the CDNX and any conditions on such acceptance as may be imposed by the CDNX). While the Borrower will seek to secure CDNX acceptance of this Agreement without a need for shareholder approval, the CDNX may require that the Borrower seek shareholder approval before the subject transaction can proceed.

If the foregoing correctly states your understanding of our agreement, please sign and return two originally signed copies of this Agreement to the Borrower.

Yours truly,

GLOBALTEX INDUSTRIES INC.



Per:    "Mark Fields"
    Mark Fields,
    President and Chief Executive Officer

ACCEPTED AND AGREED TO as of the date first written above.


"Mark Smith"
Mark Smith, both in a personal capacity and as the Principal Lender (as defined in the Loan Agreement) for and on behalf of The R. Templeton Smith Foundation and The Rockside Foundation.



Exhibit A
The Beneficial Interest of Each of the Lenders


Lender                   Amount                   Shares             Percent
Mark Smith               $1,000,000               1,428,571            25.0%
The R. Smith
Templeton Foundation      1,500,000               2,142,857            37.5%
The Rockside
Foundation                1,500,000               2,142,857            37.5%

Total                    $4,000,000               5,714,285           100.0%



Exhibit B
Additional Terms, Conditions, Representations and Warranties
1. INTERPRETATION
1.1 Definitions
In addition to those terms defined in the main body of this Agreement, in this
Agreement:
(a) "1933 Act" means the United States Securities Act of 1933, as amended;
(b) "Agreement" means this letter agreement including any recitals and Exhibits to this agreement, as amended, supplemented or restated from time to time;
(c) "BC Securities Act" means the British Columbia Securities Act and the rules and regulations thereto;
(d) "Business Day" means a day other than a Saturday, Sunday or statutory holiday in British Columbia;
(e) "CDNX" means the Canadian Venture Exchange;
(f) "Closing" has the meaning given to it in Section 2.3;
(g) "Governmental Authority" means any domestic or foreign government, including any federal, provincial, state, territorial or municipal government, and any government agency, tribunal, commission or other authority exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government;
(h) "Notice" means any notice, approval, election, demand, direction, consent, designation, request, agreement, instrument, certificate or other communication required or permitted to be given or made under this Agreement;
(i) "Parties" means the parties to this Agreement;
(j) "Permitted Action" means any suit, action, or other proceeding in any way related to or arising out of this Agreement commenced in the courts of British Columbia and all courts having appellate jurisdiction over those courts, by any Party against any other Party;
(k) "Person" means any natural person, sole proprietorship, partnership, corporation, trust, joint venture, any Governmental Authority or any incorporated or unincorporated entity or association of any nature; and
(l) "Subscription Funds" has the meaning given to it in Section 2.1.

2. SUBSCRIPTION
2.1 Number of Units
Subject to the terms and conditions of this Agreement, the Lenders hereby irrevocably subscribe for 5,714,285 Common shares at a deemed price of $0.70 per Common share for a total subscription price of $4,000,000 (the "Subscription Funds"). Each of the Lenders is deemed to be subscribing for a share of such 4,000,000 Common shares proportionate to its share of the Loan.

2.2 Subscription and Payment of Subscription Funds

Concurrent with the delivery of this Agreement to the Borrower, the Lenders will deliver to the Borrower's solicitors, Bull, Housser & Tupper, #3000 - 1055
W. Georgia Street, Vancouver, British Columbia, Canada V6E 3R3, the Subscription Funds. The delivery of the Subscription Funds will be deemed to have been effected by the surrender for cancellation of the original promissory noted dated January 8, 2001 in the amount of $4,000,000 issued by the Borrower to Smith pursuant to the Loan Agreement (the "Promissory Note").

The Promissory Note will be held in trust by Bull, Housser & Tupper pending the Closing. In the event the Borrower does not receive the requisite CDNX acceptance to close the subject transaction, the Promissory Note will be returned to Smith.

2.3 Closing
The closing of the transactions contemplated hereby (the "Closing") will be completed at the Vancouver offices of Bull, Housser & Tupper at 10:00 a.m. (Vancouver time) by the tenth Business Day after the date on which the Borrower receives a letter from the CDNX evidencing the final acceptance of such transactions by the CDNX. At the Closing, the Borrower will deliver to Bull, Housser & Tupper certificates representing the Shares and Warrants comprising the Units for delivery to the Lenders, and Bull, Housser & Tupper will deliver the Promissory Note to the Borrower.
Commensurate upon completion of the Closing and without further action by the Parties, the Loan Agreement will terminate and the Loan will be deemed to have been fully and finally satisfied.

2.4 Conditions Precedent
The Lenders acknowledge that participation in the offering is subject to the acceptance of this Agreement by the Borrower and, acceptance of the Agreement by the CDNX, and certain other considerations.

3. REPRESENTATIONS AND WARRANTIES
3.1 Lenders' Representations and Warranties
Each of the Lenders jointly and severally represents and warrants to the Borrower that:
(a) if the Lender is not an individual:
(1) it is duly incorporated or otherwise created, and validly existing under the laws of jurisdiction where it is domiciled and is in good standing under the legislation governing its creation and existence in that jurisdiction;
(2) it has the capacity and authority to execute and deliver this Agreement and to observe and perform its obligations hereunder;
(3) it has taken all necessary action to authorize the execution, delivery and performance of this Agreement and, upon acceptance by the Borrower, this Agreement will constitute a legal, valid and binding contract of the Lender enforceable against the Lender in accordance with its terms;
(b) the Lender is acquiring the Units to settle a genuine debt owing by the Borrower;
(c) the Subscriber is a resident of the jurisdiction corresponding to its address indicated on the first page of the Loan Agreement;

(f) it has been independently advised as to the applicable hold periods imposed on the Units under the BC Securities Act and under securities legislation applicable in the jurisdiction in which it resides;

(g) no person has made any written or oral representation to the Lender:
(1) that any person will resell or repurchase the Units;
(2) relating to the future value or price of the Units; or
(3) any person will refund the purchase price of the Units.

3.2 Borrower's Representations and Warranties

The Borrower represents and warrants to the Lenders that:
(a) the Borrower is a corporation incorporated and validly existing under the laws of the British Columbia and is in good standing;
(b) the Borrower has the corporate capacity and authority to execute and deliver this Agreement and to observe and perform its obligations hereunder;
(c) the Borrower has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement, and, upon acceptance by the Borrower, this Agreement will constitute a legal, valid and binding contract of the Borrower, enforceable against the Borrower in accordance with its terms;
(d) subject to receipt by the Borrower of the Subscription Funds, the Units delivered at the Closing will be validly issued, fully paid and non-assessable, free and clear of all liens, charges and encumbrances.

4. SUBSCRIBER'S ACKNOWLEDGEMENT AND AGREEMENT
Each of the Lenders acknowledges and agrees that:
(a) it recognizes that there is no assurance of future profitable operations of the Borrower and that an investment in the Borrower involves substantial risks, and that the Lender has taken full cognizance of and understands all of the risks factors related to the acquisition of the Units;
(b) it has carefully considered and has, to the extent Lender believes such discussion necessary, discussed with Lender's professional legal, tax and financial advisors the suitability of an investment in the Borrower for the particular tax and financial situation of Lender and that the Lender and/or Lender's advisors have determined that the Units are a suitable investment for the Lender;
(c) it alone, or with the assistance of professional advisors, has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of Lender's purchase of the Units or has a pre-existing personal or business relationship with the Borrower or any of its officers, directors, or controlling persons of a duration and nature that enables the undersigned to be aware of the character, business acumen and general business and financial circumstances of the Borrower or such other person;
(d) it has not received an offering memorandum or similar document in connection with the distribution of the Units and the decision to enter into this Agreement and to acquire the Units has not been induced by any representations or warranties by or on behalf of the Borrower, other than as expressed in this Agreement;
(e) the Units will be issued by the Borrower in reliance on exemptions from the prospectus and registration requirements of the BC Securities Act, no regulatory filings, clearances or reviews have been made in connection with such issuance, and:
(1) the Lender will be restricted from using most of the civil remedies available under the BC Securities Act;
(2) the Lender may not receive information that would otherwise be required to be provided to it under the BC Securities Act; and
(3) the Lender is relieved from certain obligations that would otherwise apply under the BC Securities Act;
(f) no representation has been made to the Lender respecting the applicable hold periods for the Units and the Lender is aware that it will not be able to resell the Units except in accordance with applicable securities legislation and regulatory policies;
(g) no Governmental Authority has made any finding or determination as to the fairness of the terms of this offering for investment nor any recommendation or endorsement of the Units;
(h) it acknowledges that all documents, records and books pertaining to the Lender's investment in the Units have been made available for inspection by the Lender or the Lender's legal counsel, accountants or other advisors and the Lender or the Lender's representatives have had a reasonable opportunity to ask questions of and receive answers from persons acting on behalf of the Borrower and all such questions have been answered to the full satisfaction of the Lender or the Lender's representatives; and
(i) all information which the Lender has provided concerning Lender himself, herself or itself is correct and complete as of the date first set forth above, and if there should be any material change in such information prior to the acceptance of this Agreement, he, she or it will immediately provide such information to the Borrower.

5. PROVISIONS RESPECTING U.S. SECURITIES LAWS
Each of the Lenders warrants, represents, agrees and acknowledges as follows:
(a) the Units issuable under this Agreement have not been and will not be registered under the 1933 Act, or the applicable securities laws of any state of the United States and therefore may not be offered or sold by the Lender, directly or indirectly, in the United States without registration under United States federal and state securities laws except pursuant to an applicable exemption from the registration requirements of the 1933 Act and applicable state securities laws;
(b) the Lender:
(1) understands and agrees that the Units are being offered to the Lender directly by the Borrower on a private placement basis in the United States pursuant to Rule 506 of Regulation D under the 1933 Act;
(2) is an accredited investor as defined in Rule 501 of Regulation D under the 1933 Act and satisfies one or more of the categories indicated below
(Please place one or more "X"'s on the each of the lines below that applies to one or more of the Lenders.):


        ____ Category 1. An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Units, with total assets in excess of US $5,000,000;

        ____ Category 2. A natural person whose individual net worth, or joint net worth with that person's spouse, at the date hereof exceeds US $1,000,000;

        ____ Category 3. A natural person who had an individual income in excess of US $200,000 in each of the two most recent years or joint income with that person's spouse in excess of US $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

        ____ Category 4. A trust that (a) has total assets in excess of US $5,000,000, (b) was not formed for the specific purpose of acquiring the Units and (c) is directed in its purchases of securities by a person who has such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of an investment in the Units;

        ____ Category 5. An investment company registered under the Investment Company Act of 1940 or a business development company as defined in
Section 2(a)(48) of that Act;

        ____ Category 6. A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

        ____  Category 7.  A private business development company as defined in
Section 202(a)(22) of the Investment Advisors Acts of 1940; or

        ____ Category 8. An entity in which all of the equity owners satisfy the requirements of one or more of the foregoing categories.
; and
(3) is acquiring the Units for the Lender's own account as a bona fide investment and not with a view to any resale, distribution or other disposition of the Units.

6. LEGENDS

The Lenders understand and acknowledge that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing the Units, and all certificates issued in exchange therefor or in substitution thereof, will bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER
THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THESE SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE
TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT IF APPLICABLE, (C) INSIDE THE UNITED STATES (i) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF APPLICABLE AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR (ii) PURSUANT TO ANOTHER APPLICABLE EXEMPTION
UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, AS EVIDENCED BY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM ACCEPTABLE TO THE COMPANY.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY", MAY BE OBTAINED FROM PACIFIC CORPORATE TRUST COMPANY. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO PACIFIC CORPORATE TRUST COMPANY AND THE COMPANY TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

In addition to the foregoing legend, the Lenders acknowledge and agree that the certificates representing the Units will bear legends in the forms required under the BC Securities Act and any other applicable securities legislation, and the policies of the CDNX.

7. OTHER RESTRICTIONS ON TRANSFER

Without in any way limiting their representations set forth above, each Lender further agrees that it shall in no event make any disposition of all or any portion of the Units unless:
(a) There is then in effect a registration statement under the 1933 Act covering such proposed disposition and such disposition is made in accordance with said registration statement;
(b) The sale is to the Borrower; or
(c) (1) Lender shall have notified the Borrower of the proposed disposition and shall have furnished the Borrower with a reasonably detailed statement of the circumstances surrounding the proposed disposition; (2) Lender shall have furnished the Borrower with an opinion of his or her counsel to the effect that such disposition will not require registration under the 1933 Act; and (3) such opinion shall be in form and substance reasonably acceptable to counsel for the Borrower and the Borrower shall have advised Lender of such acceptance.

8. TERMINATION
If Smith fails to execute and deliver this Agreement within by 120 Business Days from the date hereof this Agreement will terminate, the Lenders will have no obligation to proceed with the acquisition of the Units and the commensurate settlement of the Loan and the Borrower will immediately direct its solicitors to return the Promissory Note to Smith.

9. GENERAL
9.1 Assignment
No Party will assign this Agreement, or any part of this Agreement, without the consent of the other Party. Any purported assignment without the such consent is not binding or enforceable against any Party. This Agreement enures to the benefit of and binds the Parties and their respective heirs, executors, administrators, successors and permitted assigns.

9.2 Notice
Any Notices provided for herein will be governed by Section 9.3 of the August 2001 Loan Agreement.

9.3 Further Assurances
Before and after the Closing, each Party will promptly execute and deliver all further documents and take all further action reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement and to complete the transactions contemplated by this Agreement. In particular and without limiting the generality of the foregoing, if required by applicable securities legislation, policy of the Exchange, policy or order of a securities commission or other regulatory authority, the Lender will execute, deliver, file and otherwise assist the Borrower in filing, any reports, undertakings and other documents with respect to the issuance of the Shares.

9.4 Counterparts
This Agreement may be executed and delivered in any number of counterparts with the same effect as if all Parties had all signed and delivered the same document and all counterparts will be construed together to be an original and will constitute one and the same agreement.

9.5 Delivery by Fax
Any Party may deliver an executed copy of this Agreement by fax but that Party will promptly dispatch by delivery in person to the other Party an originally executed copy of this Agreement.

9.6 Amendments
No amendment, supplement, restatement or termination of any provision of this Agreement is binding unless it is in writing and signed by each Person that is a Party at the time of the amendment, supplement, restatement or termination.

9.7 Submission to Jurisdiction
Each of the Parties irrevocably submits to the jurisdiction of the courts of British Columbia in any Permitted Action and each Party waives, and will not assert by way of motion, as a defence, or otherwise, in any Permitted Action, any claim that:

(a) that Party is not subject to the jurisdiction of the courts of British Columbia;
(b) the Permitted Action is brought in an inconvenient forum;
(c) the venue of the Permitted Action is improper, or
(d) any subject matter of the Permitted Action may not be enforced in or by the courts of British Columbia.

In any suit or action brought to obtain a judgment for the recognition or enforcement of any final judgment rendered in a Permitted Action, no Party will seek any review with respect to the merits of any Permitted Action, whether or not that Party appears in or defends the Permitted Action.

9.8 Headings
The division of this Agreement into Sections and the insertion of headings are for convenience only and do not form a part of this Agreement and will not be used to interpret, define or limit the scope, extent or intent of this Agreement.

9.9 Section and Schedule References
Unless otherwise specified, references in this Agreement to "Sections" and "Exhibits" are to Sections of, and Exhibits to, this Agreement

9.10 Number and Gender
Unless otherwise specified, words importing the singular include the plural and vice versa and words importing gender include all genders.

9.11 Business Day
If under this Agreement any payment or calculation is to be made, or any other action is to be taken, on or as of a day which is not a Business Day, the payment or calculation is to be made, or that other action is to be taken, on or as of the next day that is a Business Day.

9.12 Governing Law
This Agreement and each of the documents contemplated by or delivered under or in connection with this Agreement are governed exclusively by, and are to be enforced, construed and interpreted exclusively in accordance with, the laws of British Columbia and the laws of Canada applicable in British Columbia which will be deemed to be the proper law of the Agreement.

9.13 Severability
Each provision of this Agreement is several. If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:

(a) the legality, validity or enforceability of the remaining provisions of this Agreement, or
(b) the legality, validity or enforceability of that provision in any other jurisdiction except that if:
(c) on the reasonable construction of this Agreement as a whole, the applicability of the other provision presumes the validity and enforceability of the particular provision, the other provision will be deemed also to be invalid or unenforceable, and
(d) as a result of the determination by a court of competent jurisdiction that any part of this Agreement is unenforceable or invalid and, as a result of this
Section 1.11, the basic intentions of the Parties in this Agreement are entirely frustrated, the Parties will use all reasonable efforts to amend, supplement or otherwise vary this Agreement to confirm their mutual intention in entering into this Agreement.

9.14 Time of Essence
Time is of the essence of this Agreement.

9.15 Confidentiality
Each the Parties to this Agreement will keep strictly confidential the existence of this Agreement and the subject matter hereof and will not make any public disclosure thereof, whether by way of press release or otherwise, without the prior written consent of the others, except as may be required by any securities commission or stock exchange having jurisdiction or as may be required to comply with applicable securities legislation. All press releases and other public disclosure will be mutually coordinated and any party required to make disclosure as aforesaid will, to the extent possible, give the other parties advance notice thereof together with a copy or other particulars of the disclosure intended to be made.

9.16 Entire Agreement
This Agreement and all documents contemplated by or delivered under or in connection with this Agreement, constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or oral, express or implied, statutory or otherwise.


SCHEDULE TO EXHIBIT NUMBER 4.6

The Company has also entered into additional documents which are substantially identical in all material respects to the document filed as an exhibit and which have been omitted from the exhibits. The following is a summary of the documents omitted and the material details in which such documents differ from the document filed:

1. Debt Settlement Agreement dated December 13, 2001 between the Company and Jenny Valente whereby Ms. Valente agreed to settle outstanding debt owing in the amount of $25,985 by way of the issuance of 37,122 Common shares in the capital of the Company;

2. Debt Settlement Agreement dated December 13, 2001 between the Company and Thomas O'Brien whereby Mr. O'Brien agreed to settle outstanding debt owing in the amount of $105,000 by way of the issuance of 150,000 Common shares in the capital of the Company; and

3. Debt Settlement Agreement dated December 19, 2001 between the Company and Edward Lawson whereby Mr. Lawson agreed to settle outstanding debt owing in the amount of $15,000 by way of the issuance of 21,429 Common shares in the capital of the Company.